STARMED GROUP, INC.

2029 Century Park East

Suite 1112

Los Angeles, CA 90067

Tel. 310-226-2555

Fax 310-551-2724

“CORRESP”

July 20, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director
Mail Stop 6010

Re:	StarMed Group, Inc.
Form 10-KSB for the Period Ending December 31, 2004
Staff Letter of Comment dated December 12, 2005 (the “Staff Letter”)

Ladies and Gentlemen:

We are writing to you in response to the comments given by Mr. Oscar Young and Ms. Tabatha Akins of the SEC to Edwin Burgos, our General Counsel, on July 18, 2006, discussing our follow-up responses dated June 29, 2006 to the Staff Letter. Mr. Young and Ms. Akins have given us their conclusions on the two remaining issues addressed in the Staff Letter, and we respond as follows:

Question 5 of the Staff Letter

The Staff has recommended that we amend and restate our Form 10-KSB for the year ended December 31, 2005, our Form 10-QSB for the quarter ended March 31, 2006, and our Form SB-2 filed on June 19, 2006 to reflect a change in the accounting for the exchange of stock for debt that occurred in March 2004. This issue involves a vendor that claimed to be owed $20,822, which vendor subsequently released its claims against the company in exchange for 10,000 shares of the company’s stock. In accounting for the transaction, we had originally credited $100 to common stock and credited the remainder to additional paid in capital. We should have accounted for the transaction as the vendor accepting an asset of $100 and the remainder as forgiveness of debt; accordingly, we should have recognized forgiveness of debt income in the amount of $20,722. Based on the Staff’s recommendation, we will amend and restate our Form 10-KSB for the year ended December 31, 2005, our Form 10-QSB for the quarter ended March 31, 2006, and our Form SB-2 filed on June 19, 2006 to reflect this change in accounting.

We also confirm to the Staff our understanding that the Staff has not reviewed our Form 10-KSB for the year ended December 31, 2005, our Form 10-QSB for the quarter ended March 31, 2006, and our Form SB-2 filed on June 19, 2006.

Question 7 of the Staff Letter

The Staff has asked us to confirm that we will apply the valuation provisions of EITF 00-19 for all periods in the June 30, 2006 and September 30, 2006 Form 10-QSBs as such provisions relate to a transaction involving the guaranteed sales price of 82,300 shares of the Company’s common stock. We confirm that the valuation provisions of EITF 00-19 will be applied in the June 30, 2006 and September 30, 2006 Form 10-QSBs for all periods.

We hope that with our responses we have addressed any concerns that you may have had. If you have any further questions or if you need additional clarification, please contact Herman Rappaport at 310-226-2555.

Very truly yours,

STARMED GROUP, INC.

By:	/s/ Herman Rappaport
Herman Rappaport
President and
Chief Executive Officer